BOYTE GROUP, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
BOYTE GROUP, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

On behalf of Mongio and Associates CPAs, LLC
Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 9, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	62,038	71,065
Accounts Receivable	17,842	8,168
Total Current Assets	79,880	79,233
Non-current Assets		
Other	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	79,880	79,233
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Unearned Revenue	41,314	38,981
Accounts Payable	2,552	9,998
Accrued Rent	4,000	-
Accrued Interest	1,252	779
Other Liabilities	634	1,104
Total Current Liabilities	49,753	50,863
Long-term Liabilities		
SBA Loan	16,200	16,200
Total Long-Term Liabilities	16,200	16,200
TOTAL LIABILITIES	65,953	67,063
EQUITY		
Common Stock	1,000	1,000
Additional Paid in Capital	45,470	45,470
Accumulated Deficit	(32,543)	(34,300)
Total Equity	13,928	12,170
TOTAL LIABILITIES AND EQUITY	79,880	79,233

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	128,966	47,747
Cost of Revenue	10,194	8,444
Gross Profit	118,772	39,304
Operating Expenses		
Advertising and Marketing	7,937	7,283
General and Administrative	96,720	107,624
Research and Development	5,907	669
Rent and Lease	6,000	6,000
Depreciation	-	1,529
Total Operating Expenses	116,564	123,105
Operating Income (loss)	2,208	(83,801)
Other Income		
Interest Income	22	9
Grants	-	50,000
Total Other Income	22	50,009
Other Expense		
Interest Expense	473	507
Total Other Expense	473	507
Earnings Before Income Taxes	1,757	(34,300)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	1,757	(34,300)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	1,757	(34,300)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	(7,446)	9,998
Deferred Revenue	2,333	38,981
Accrued Interest	473	779
Accounts Receivable	(9,675)	(8,168)
Accrued Rent	4,000	-
Other	(470)	1,104
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(10,785)	42,695
Net Cash provided by (used in) Operating Activities	(9,027)	8,395
FINANCING ACTIVITIES		
Issuance of Common Stock/Owner contributions	-	1,000
SBA Loan	-	16,200
Additional paid in capital	-	45,470
Net Cash provided by (used in) Financing Activities	-	62,670
Cash at the beginning of period	71,065	-
Net Cash increase (decrease) for period	(9,027)	71,065
Cash at end of period	62,038	71,065

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2021	-	-	-	-	-
Issuance of Common Stock	10,000	1,000	45,470	-	46,470
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(34,300)	(34,300)
Ending Balance 12/31/2021	10,000	1,000	45,470	(34,300)	12,170
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	1,757	1,757
Ending Balance 12/31/2022	10,000	1,000	45,470	(32,543)	13,928

BOYTE GROUP, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Boyte Group, Inc. DBA Active Defender was incorporated in Delaware on May 17th, 2019. The company sells an application that provides situational awareness and real-time communication for individual campuses in the event of emergencies. Our primary market is K-12 schools, but the application is able to cross-platform into other industries. Active Defender is headquartered in the United States and our customer base is in the United States.

Active Defender is conducting a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Active Defender sells to K-12 Schools. The Company charges an initial one-time set-up fee for each account based on the number of buildings and floors. When a school adds a building, they are charged a set-up for that particular building. Revenue is recognized when the set up is complete.

Active Defender's recurring revenue is based on the number of staff for the school year for each campus depending on their need. Schools are charged on a per-seat basis. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the service period which can be 12 to sixty months and revenue is recognized over the life of the software service agreement as performance obligations are satisfied.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-Based Compensation

At the present time, the Company does not have an Equity-Based Compensation plan but it plans to enact one in the future.

Income Taxes

The Company is a pass-through entity (S Corporation), therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

On the 1st of January, 2022, the Company entered into a lease agreement with Good News Community Church for office space. The rent sum is $6,000 and is payable in installments as agreed upon by both parties. The lease terminates on December 31st 2022.

NOTE 5 – LIABILITIES AND DEBT

SBA Loan - In 2021, the Company entered into a loan agreement with the SBA for $16,200 with an interest rate of 3.75% and a maturity date of June 26, 2050. The balance of this loan was $16,200 as of December 31, 2022 and has accrued $1,252 in interest.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SBA Loan	16,200	3.75%	2050	-	16,200	16,200	1,252	-	16,200	16,200	779
Total				**-**	**16,200**	**16,200**	**1,252**	**-**	**16,200**	**16.200**	**779**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	-
2025	-
2026	-
2027	-
Thereafter	16,200

NOTE 6 – EQUITY

The Company has authorized 35,000 of common shares. 10,000 shares were issued and outstanding, of which 8,493 were voting and 1,507 were non-voting, as of 2021 and 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 9, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a limited operating history and realized losses and negative cashflows from operations. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Management believes that existing and newly acquired contracts in 2023 will provide sufficient liquidity for the Company to continue operating without the need for additional external financing.